UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

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Entergy Gulf States Louisiana, L.L.C.
 (Exact name of registrant as specified in its charter)

Louisiana (State of incorporation or organization)	1-27031 (Commission File Number)	74-0662730 (I.R.S. Employer Identification No.)
446 North Boulevard Baton Rouge, Louisiana 70802-5717 (800) 368-3749 (Address of principal executive offices, including zip code)

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Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: #9; (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Membership Interests

Title of class

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The Commission is respectfully requested to send copies of all notices, orders and communications to:

Paul A. Castanon, Esq. Associate General Counsel Entergy Services, Inc. 639 Loyola Avenue New Orleans, Louisiana 70113 (504) 576-2095	William T. Baker, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2106

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

The securities to be registered hereby are the common membership interests of Entergy Gulf States Louisiana, L.L.C. (the "Company"), a Louisiana limited liability company.

The following description of the common membership interests and the related provisions of the Company's Articles of Organization and Operating Agreement are summaries and are qualified by reference to its Articles of Organization and Operating Agreement, which have been previously filed with the SEC and are exhibits to this registration statement, as well as by reference to applicable Louisiana law.

Establishment of Classes of Membership Interests; Voting Generally

The Company has the authority to issue common membership interests and preferred membership interests each represented by units. The aggregate number of units of membership interests which it has authority to issue and have outstanding at any time is as follows:

(a) 200,000,000 units of common membership interests; and

(b) 20,000,000 units of preferred membership interests.

The Company's parent, Entergy Gulf States Holdings, Inc. holds 1,000 units of its common membership interests. There are 100,000 units of the Company's Series A 8.25% Preferred Membership Interests with a liquidation amount of $100 per unit outstanding and authorized, fully paid and non-assessable.

Number of votes per unit of common membership interests and cumulative voting. The holder or holders of outstanding units of common membership interests is entitled to one vote per unit on each matter on which common membership interests are entitled to vote. Holders of common membership interests do not have cumulative voting rights in the election of directors.

Voting rights of preferred membership interests. The holders of units of preferred membership interests do not possess voting power for any purposes other than those for which voting power is conferred by the Company's Operating Agreement or the resolution of the board of directors establishing a series of preferred membership interests or as may be required by the then existing laws of the State of Louisiana. See "Certain Special Voting Rights of Preferred Membership Interests" for the right of the preferred membership interests to vote in the election of directors under certain circumstances.

Issuance of Preferred Membership Interests

Preferred membership interests may be issued in one or more series, as the board of directors may deem appropriate, each such series having such preferences, designations, rights, including voting rights (which may be contingent on certain events or circumstances), privileges, powers, restrictions, limitations, and qualifications as may be specified for such series in the Company's Operating Agreement or as the board of directors may deem appropriate. Accordingly, the board of directors is empowered, without approval of the holders of the common membership interests, to issue preferred membership interests with rights that could adversely affect the voting power or other rights of the holder or holders of the common membership interests.

All units of each series of preferred membership interests shall be alike in every particular. Preferred membership interests of all series shall be of equal rank and shall be identical in all respects, except in the following particulars: designation, distribution rate, redemption terms, fixed liquidation price and/or premium, any sinking or purchase fund requirements, conversion terms, voting rights, and distribution dates. Holders of Series A 8.25% Preferred Membership Interests are entitled to one vote per unit on matters upon which they are entitled to vote. The board of directors will determine the number of votes corresponding to future series of preferred membership interests at the time of issuance of such series subject to certain limitations found in the Company's Operating Agreement.

Certain Special Voting Rights of Preferred Membership Interests

Upon the accumulation of accumulated and unpaid distributions (as defined hereinafter) on a class or series of preferred membership interests in an amount equal to six quarterly distributions, the holders of all series of preferred membership interests, voting together as a single class, by plurality vote, shall be entitled to exercise the special voting right contained in the Company's Operating Agreement and herein described to elect two persons to the board of directors, and the holders of the preferred membership interests shall continue to have such special voting right until all distributions to which the holders of such class or series of preferred membership interests are entitled for all previous quarterly distribution periods shall have been paid in full. This special voting right may be exercised at a special meeting held in accordance with the Company's Operating Agreement, at any annual meeting of the members, or by written consent of the holders of units of preferred membership interests.

During the continuance of such right of the holders of all series of preferred membership interests to elect such directors, the holders of the units of common membership interests shall have the right, voting as a class, by plurality vote, to elect the remaining members of the board of directors which the holders of the units of the preferred membership interests are not entitled to elect. Any persons elected to the Company's board of directors pursuant to this special voting right shall serve until their successors, if any, elected pursuant to this special voting right take office.

If and when all distributions to which the holders of a class or series of preferred membership interests are entitled for all previous quarterly distribution periods shall have been paid in full, then the special voting right shall abate as to the preferred membership interests and the holders of the preferred membership interests shall be divested of any special right with respect to the election of directors, but without prejudice to subsequent application of this special voting right in accordance with its terms. Upon termination at any time of such right of the holders of preferred membership interests to elect two members of the board of directors, the term of office of all directors elected by vote of the holders of the preferred membership interests as a class shall end upon the election and qualification of their successors; and such election may be held at a special meeting of holders of the common membership interests, or, if such special meeting is not called prior to the next annual meeting, at such annual meeting.

No Conversion, Sinking Fund or Redemption Rights for Common Membership Interests

The common membership interests do not provide for conversion, sinking fund or redemption rights.

No Preemptive Rights

Except as otherwise provided by agreement with the Company, no member shall have any preemptive, preferential, or other right with respect to the issuance or sale of membership interests that may be issued or sold by the Company.

Distributions with Respect to Membership Interests

Legally available funds may be distributed to the members from time to time as determined by the board of directors in their sole discretion, except as otherwise provided in or pursuant to the Company's Articles of Organization or Operating Agreement (such distributions being referred to as "distributions"). Each such distribution to the common membership interests shall be made to the common member or members in proportion to its ownership of the outstanding units of the common membership interests.

Distributions shall be made at the fixed distribution rate for each respective series of preferred membership interests before any distributions (other than distributions payable in common membership interests) shall be paid upon or set apart for the common membership interests; and such distributions on the preferred membership interests shall be cumulative such that any deficiency with respect to such fixed rate distributions shall be paid or declared and set apart for payment before any distributions shall be paid upon or set apart for the common membership interests.

Restrictions on Distributions

The Company has entered into certain agreements which set restrictions on the amount of distributions that it may declare and pay and restrict the circumstances under which such distributions may be declared and paid. The Company is subject to regulation by the Louisiana Public Service Commission, which may impose limitations on investment returns or otherwise impact the amount of distributions that may be declared and paid by the Company. The Company is also subject to a limitation on the payment of distributions under the Federal Power Act. See the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, for a description of the various restrictions on distributions applicable to the Company.

Preference of Preferred Membership Interests on Liquidations, etc.

In the event of any liquidation, dissolution or winding up of the Company, or reduction or decrease of its capital resulting in a distribution of assets to the holders of common membership interests other than by way of distributions out of the net profit or out of the surplus of the Company, the holders of preferred membership interests of each series then outstanding shall be entitled to receive, for each unit thereof, the fixed liquidation price for such series, plus in case such liquidation, dissolution, winding up, reduction or decrease shall have been voluntary, the fixed liquidation premium for such series, if any, together in all cases with distributions accumulated or in arrears thereon, before any distribution of the assets shall be made to the holders of common membership interests; but the holders of preferred membership interests are entitled to no further participation in such distribution and the holders of common membership interests are entitled to share ratably in all of the remaining assets available for distribution to the holders of common membership interests.

Limitation on Liability of Members and Directors

The liability of each of the Company's members and each of its directors is limited as described in Section 1314(B), Section 1366 and Section 1320 of the Act. Section 1314(B) of the Act provides that a member or manager, called a director in the Company's Operating Agreement, of a Louisiana limited liability company is not personally liable to the limited liability company or the members thereof for monetary damages unless the member or manager acted in a grossly negligent manner, or engaged in conduct which demonstrates a greater disregard of the duty of care than gross negligence, including but not limited to intentional tortious conduct or intentional breach of his or her duty of loyalty. Section 1366 of the Act provides that the Louisiana legislature intended by the enactment of the Act that the legal existence of limited liability companies organized under the Act be recognized beyond the limits of the State of Louisiana and that, subject to reasonable registration requirements, any Louisiana limited liability company transacting business outside the State of Louisiana be granted the protection of full faith and credit under Section 1 of Article IV of the U.S. Constitution. Section 1320 of the Act states that a member of a Louisiana limited liability company is not a proper party to proceedings by or against a limited liability company, except where the object is to enforce a member's right against or liability to the limited liability company.

Item 2. Exhibits.
Exhibit	Description	Method of Filing
4(a)	*Articles of Organization of Entergy Gulf States Louisiana, L.L.C.	Exhibit 3(i) to Current Report on Form 8-K15D5 in File No. 333-148557.
4(b)	*Operating Agreement of Entergy Gulf States Louisiana, L.L.C.	Exhibit 3(ii) to Current Report on Form 8-K15D5 in File No. 333-148557.

* Previously filed as indicated and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: August 22, 2008	ENTERGY GULF STATES LOUISIANA, L.L.C. By:/s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer